The Frontier Fund

c/o Equinox Fund Management, LLC

1660 Lincoln Street, Suite 100

Denver, CO 80264

April 22, 2009

VIA EDGAR

Ms. Karen J. Garnett, Assistant Director

Division of Corporate Finance

United States Securities and Exchange Commission

100 F St. NE

Washington D.C. 20549

Re:	The Frontier Fund (the “Trust”)
Registration Statement on Form S-1
Filed December 1, 2008
File No. 333-155800

Dear Ms. Garnett:

On behalf of the Trust, we are responding to the comments raised in your letter addressed to the undersigned, dated December 17, 2008 that relate to the Registration Statement on Form S-1 referenced above (the “Registration Statement”). By letter dated February 4, 2009, our counsel, Arnold & Porter LLP, previously responded to those comments included in your letter which relate to Post-effective Amendment No. 3 to Form S-1 (File No. 333-140240). Capitalized terms used in this letter without definition herein have the respective meanings ascribed thereto in the Registration Statement.

General

1.	As you know, we are reviewing your Form 10-K for the fiscal year ended December 31, 2007 and have issued a number of comments regarding that review. Please confirm that you will amend the Form S-1 … as appropriate to reflect your responses to our comments on the Form 10-K. In addition, please note that we will not be in a position to declare your filings effective until we have resolved all comments on the Form 10-K.

Response:

The Trust amended its Form 10-K for the fiscal year ended December 31, 2007 to include financial statements for each Trading Company in accordance with comments received from staff of the Division of Corporation Finance of the Securities and Exchange Commission (“Staff”). The filing date of such amendment was January 28, 2009. We understand that all Staff comments on such Form 10-K have been resolved. We further confirm that the financial statements included in Pre-effective Amendment No. 1 to Form S-1 being filed on April 22, 2009 were prepared in accordance with the Staff comments that were made with respect to the financial statements included in the Form 10-K for the fiscal year ended December 31, 2007.

Registration Statement on Form S-1

2.	We note that during the continuous offering period, investors will have the right to exchange their initially purchased units for units of another series after trading commences. Please confirm to us that you will maintain at all times during which such rights are exercisable an effective Securities Act registration statement covering such numbers of units of each series as you reasonably estimate from time to time may be issuable upon exercise of those rights or tell us how you intend to effect such additional purchases and exchanges in compliance with the registration requirements of the Securities Act.

Response:

We confirm that the Trust will at all times maintain an effective Securities Act registration statement covering the number of Units of each Class of each Series as we estimate may be issuable upon exercise of the Limited Owners’ rights to exchange the initially purchased Units for Units of one or more Classes of the other Series after trading commences. In addition, as indicated in the disclosure under “Trust Agreement – Exchange Privilege” in the Prospectus, we note that exchanges only are permitted by Limited Owners for Units of a Series which (i) are registered for sale in such Limited Owners’ state of residence and (ii) if there are a sufficient number of registered Units of the Series being exchanged into.

If you have any questions with respect to any of the foregoing, please contact our counsel at Arnold & Porter LLP; Michael Griffin’s telephone number is (212) 715-1136, and Robert Holton’s telephone number is (212) 715-1137. Thank you for your cooperation and assistance.

Very truly yours,

The Frontier Fund
(Registrant)

By:	/s/ Robert J. Enck
Mr. Robert J. Enck
President and Chief Executive Officer of
Equinox Fund Management, LLC, the
Managing Owner of The Frontier Fund

cc:	Kristina Aberg, Esq.
Mr. Richard Bornhoft
Mr. Ron Montano
S. Brent Bales
Michael F. Griffin, Esq.
Robert E. Holton, Esq.